Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
Dreyfus BNY Mellon Funds, Inc.:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus BNY Mellon Funds, Inc., which is
comprised of Dreyfus Global Emerging Markets
Fund (inception date February 3, 2014), Dreyfus
Select Managers Long/Short Equity Fund (inception
date March 31, 2014), Dreyfus TOBAM Emerging
Markets Fund (inception date March 31, 2014)
(collectively, the "Funds") and Dreyfus Yield
Enhancement Strategy Fund (inception date March
7, 2014), and Dreyfus Alternative Diversifier
Strategies Fund (inception date March 31, 2014)
(collectively, the "Fund of Funds"), complied with
the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940
as of May 31, 2014, and for the period from the
respective inception date noted above of each of the
respective Funds and Fund of Funds through May
31, 2014, with respect to securities reflected in the
investment accounts of the Funds and Fund of
Funds. Management is responsible for the Funds'
and Fund of Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' and Fund of Funds' compliance based on
our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' and Fund of Funds' compliance with
those requirements and performing such other
procedures as we considered necessary in the
circumstances.  Included among our procedures
were the following tests performed as of May 31,
2014, and with respect to agreement of security
purchases and sales, for the period from the
respective inception date noted above of each of the
respective Funds and Fund of Funds through May
31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Agreement of shares of Dreyfus mutual
funds held at Dreyfus Transfer, Inc. (the
Transfer Agent) in book entry form held by
each of the respective Fund of Funds
through examination of the Transfer Agent's
books and records and confirmation with
BNY Mellon Asset Servicing.
4.	Reconciliation between the Funds' and the
Fund of Funds' accounting records and the
Custodian's records as of May 31, 2014;
5.	Agreement of pending purchase activity for
the Funds and Fund of Funds as of May 31,
2014 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity for the
Funds and Fund of Funds as of May 31,
2014 to documentation of corresponding
subsequent bank statements;
7.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per each of the respective Funds
and Fund of Funds, from the respective
inception date of the Funds and Fund of
Funds through May 31, 2014, from the
books and records of the Funds and Fund of
Funds to the bank statements noting that
they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period April 1, 2013 to
March 31, 2014, and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2014 through May
31, 2014. In addition, we have obtained
written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' and Fund of Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds and the Fund of Funds complied with the requirements of subsections (b) and (c) of Rule 17f-
2 of the Investment Company Act of 1940 as of May 31, 2014, and for the period from the respective inception date noted above of each of the respective Funds and Fund of Funds through May
31, 2014, with respect to securities reflected in the investment accounts of the Funds and Fund of Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus BNY Mellon Funds, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
New York, New York
September 5, 2014


September 5, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus BNY Mellon Funds
Inc., which is comprised of Dreyfus Global
Emerging Markets Fund (inception date February 3,
2014), Dreyfus Select Managers Long/Short Equity
Fund (inception date March 31, 2014), Dreyfus
TOBAM Emerging Markets Fund (inception date
March 31, 2014) (collectively, the "Funds") and
Dreyfus Yield Enhancement Strategy Fund
(inception date March 7, 2014), and Dreyfus
Alternative Diversifier Strategies Fund (inception date March 31, 2014) (collectively, the "Fund of
Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' and Fund of Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2014 and for the period from the respective inception date noted above of each of the respective Funds and Fund of Funds through May 31, 2014.
Based on the evaluation, Management asserts that the Funds and Fund of Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2014 and for the period from the respective inception date noted above of each of the respective Funds and Fund of Funds through May
31, 2014 with respect to securities reflected in the investment accounts of the Funds and Fund of Funds.

Dreyfus BNY Mellon Funds, Inc.

James Windels
Treasurer


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